UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Alternative Investment Partners Absolute Return Fund

(Name of Subject Company (Issuer))

Alternative Investment Partners Absolute Return Fund

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Kara Fricke, Esq.

Morgan Stanley Investment Management Inc.

1633 Broadway

New York, NY 10019

(212) 537-1805

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

February 26, 2020

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$49,531,638 (a)	$6,429.21 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	Calculated at $129.80 per $1,000,000 of the Transaction Valuation.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

January 31, 2020	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value

January 1, 2020 & February 1, 2020	Prior Two Admission Dates	the last two dates before the Commencement Date as of which Shares of the Fund were sold

February 26, 2020	Commencement Date	the date as of which the Offer commenced

March 27, 2020	Initial Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund

March 27, 2020*	Notice Date	the later to occur of the Initial Notice Date and the latest date (if any) subsequently designated by the Fund, in any properly authorized extension of the Offer, by which Shareholders may tender their Shares (with respect to which extension Shareholders are properly notified by the Fund in writing in accordance with the terms set forth later in this document)

April 6, 2020	Initial Expiration Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request

April 6, 2020*	Expiration Date	the date as of which the Offer is no longer revocable, which will be the later to occur of the Initial Expiration Date and the latest date subsequently designated by the Fund in any properly authorized extension of the Offer

April 23, 2020	Acceptance Date	the date which is 40 business days after the Commencement Date

June 30, 2020*	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the last day of the month immediately following the month in which the Expiration Date occurs

December 31, 2020*	Fiscal Year-End Date	the last day of the fiscal year during which the Valuation Date occurs

*

Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

Alternative Investment Partners Absolute Return Fund (the “Fund”), in accordance with the terms and conditions set forth herein, is offering to purchase from shareholders of the Fund (“Shareholders”) shares of the Fund (“Shares”). (As used in this Schedule TO, the term “Shares”

refers to the shares of beneficial interest in the Fund constituting the class of security which is the subject of this Offer (as defined below).) Specifically, the Fund is offering to purchase Shares in an amount up to 15% of the net assets of the Fund, calculated as of the Valuation Date, and each Share tendered for purchase will be purchased at the net asset value per Share calculated as of such date. (Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding.) Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, in the event of any extension of the offer to purchase Shares for cash on the terms and conditions set out in the Offer to Purchase and the related Letter of Transmittal (which, together constitute the “Offer”), by 12:00 midnight, Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares until 12:00 midnight, Eastern time, on the Initial Expiration Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern time, on the latest applicable Expiration Date). The net asset value of Shares will be calculated for this purpose as of the Valuation Date. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for its fiscal year ending on the Fiscal Year-End Date. The Fund expects that the Fund’s audit will be completed no later than 60 days after the Fiscal Year-End Date, and the net asset value per Share calculated as of such Fiscal Year-End Date will be used to determine the final amount paid for each tendered Share.

If a Shareholder tenders any of its Shares and the Fund purchases those Shares, the Fund will give the Shareholder a non-interest bearing, non-transferable promissory note (the “Note”). The Note entitles the Shareholder to receive an amount, determined as of the Valuation Date, equal to the net asset value of the Shares tendered.

The Note will entitle the Shareholder to receive an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares tendered by the Shareholder and accepted for purchase by the Fund (the “Initial Payment”) which will be paid to the Shareholder no later than 30 days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Shares, no later than ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from such investment funds. If any of such investment funds have delayed or suspended the rights of their respective investors to redeem interests in such investment funds, the Fund may be forced to suspend or delay the Offer. Shareholders will be notified promptly of any such suspension or delay.

The Note will also entitle the Shareholder to receive a contingent payment (the “Post-Audit Payment”) equal to the amount, if any, by which the net asset value of the Shares tendered and purchased as of the Valuation Date (as such net asset value may be adjusted based upon the next annual audit of the Fund’s financial statements) exceeds the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. Proceeds of the Initial Payment and the Post-Audit Payment will be wire-transferred.

If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, withdrawals of its capital from the investment funds in which it invests, or borrowings.

Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). The Offer to Shareholders remains revocable until 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, until 12:00 midnight, Eastern time, on the latest applicable Expiration Date). Until the Expiration Date, Shareholders have the right to change their minds and withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

If a Shareholder would like the Fund to purchase any of its Shares, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to the Fund at either of the following addresses:

Overnight Delivery:	Regular Mail:
Alternative Investment Partners Absolute Return Fund	Alternative Investment Partners Absolute Return Fund
235 West Galena Street	P.O. Box 2175
Milwaukee, WI 53212	Milwaukee, WI 53201-2175

or (ii) fax it to the Fund at (877) 839-1119, so that it is received before 12:00 midnight, Eastern time, on the Initial Notice Date. The value of the Shares may change between the Prior NAV Calculation Date and the Valuation Date. Shareholders desiring to obtain the estimated net asset value of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the managers of the investment funds in which it invests, may contact one of the Fund’s dedicated account representatives at (800) 421-7572, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time.

Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend, or postpone this Offer at any time before 12:00 midnight, Eastern time, on the Initial Expiration Date. Also realize that the Offer is set to expire on the Initial Expiration Date (or, if the Offer is extended, the latest applicable Expiration Date) and that, if a Shareholder desires to tender Shares for purchase, it must do so by the Initial Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). A Shareholder tendering all of its Shares will remain a Shareholder of the Fund through the Valuation Date, when the net asset value of the Shareholder’s Shares is calculated, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

ITEM 2.	ISSUER INFORMATION

(a)    The name of the issuer is Alternative Investment Partners Absolute Return Fund. The Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The Fund’s principal executive office is located at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600.

(b)    The title of the securities which are the subject of the Offer is “shares of beneficial interest of the Fund.” As of the close of business on the Prior NAV Calculation Date, the aggregate net asset value of the Fund was $348,993,723, and the net asset value of each Share of the Fund was $1,739.47. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 15% of the net assets of the Fund which are tendered and not withdrawn by Shareholders as described above in Item 1, subject to any applicable extension of the Offer.

(c)    There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the Fund’s Agreement and Declaration of Trust dated as of April 28, 2005 (as it may be amended, modified, or otherwise supplemented from time to time, the “Declaration of Trust”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person (i.e., the Fund and the subject company) is Alternative Investment Partners Absolute Return Fund. The Fund’s principal executive office is located at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600. The investment adviser of the Fund is Morgan Stanley AIP GP LP (in its capacity as such, the “Adviser”). The Adviser’s principal executive office is located at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600. The members of the Fund’s Board of Trustees (the “Board of Trustees”) are Frank L. Bowman, Kathleen A. Dennis, Nancy C. Everett, Jakki L. Haussler, Dr. Manuel H. Johnson, Joseph J. Kearns, Michael F. Klein, Patricia Maleski, Michael Nugent, and W. Allen Reed. The address of each member of the Board of Trustees is c/o Alternative Investment Partners Absolute Return Fund, 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and the telephone number of each member of the Board of Trustees is (610) 260-7600.

ITEM 4.	TERMS OF THE TENDER OFFER

(a)    (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 15% of the net assets of the Fund which are tendered by Shareholders by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)    The value of the Shares tendered to the Fund for purchase will be their net asset value as of the close of business on the Valuation Date. See Item 4(a)(1)(v) below.

Subject to the discussion below in Item 4(a)(1)(ix), each Shareholder may tender any of its Shares for repurchase by the Fund (keeping in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. Each Shareholder tendering Shares which are accepted for purchase will be given a Note promptly after the Expiration Date. The Note will entitle the Shareholder to be paid an amount, determined as of the Valuation Date, equal to the value of the Shares being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). This amount will be the value of the Shareholder’s Shares determined as of the Valuation Date and will be based upon the net asset value of the Fund’s assets as of that date, after giving effect to all allocations to be made as of that date.

The Note will entitle the Shareholder to receive the Initial Payment in an amount equal to at least 90% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date. Payment of this amount will be made no later than 30 days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Shares, no later than 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such investment funds. If any of such investment funds have delayed or suspended the rights of their respective investors to redeem interests in such investment funds, the Fund may be forced to suspend or delay the Offer. Shareholders will be notified promptly of any such suspension or delay.

The Note will also entitle a Shareholder to receive the Post-Audit Payment, i.e., a contingent payment equal to the amount, if any, by which the net asset value of the Shares tendered by the Shareholder and accepted by the Fund for purchase as of the Valuation Date (as such net asset value may be adjusted based upon the next annual audit of the Fund’s financial statements) exceeds the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the Fiscal Year-End Date.

(iii)    Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares before 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date).

(iv)    Not applicable.

(v)    The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the close of business on the last day of the month immediately following the month in which the Expiration Date occurs. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.

The Fund also reserves the right, at any time and from time to time, up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated as of the Commencement Date, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi)    In accordance with the terms set forth in the Fund’s Prospectus dated May 13, 2019 (as it may be amended, modified, or otherwise supplemented from time to time, the “Prospectus”), a tender of Shares made pursuant to this Offer may be withdrawn at any time before 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date). Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934 (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii)    Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 12:00 midnight, Eastern time, on Initial Notice Date (or, if the Offer is extended, no later than 12:00 midnight, Eastern time, on the latest applicable Notice Date). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described above.

(viii)    For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and purchase such Shares.

(ix)    If Shares in excess of 15% of the net assets of the Fund are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the 1934 Act; (b) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; and (c) accept Shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)    The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.

(xi)    Not applicable.

(xii)    The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) pronouncements and judicial decisions, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretation, possibly with retroactive effect. Except where noted, this summary addresses Shareholders whose Shares are held as capital assets within the meaning of the Code and does not deal with special situations, including, without limitation, those of dealers in securities or commodities, traders in securities that elect to mark their holdings to market, financial institutions, tax-exempt organizations, insurance companies, U.S. expatriates, persons liable for the alternative minimum tax, persons holding Shares as a part of a hedging, conversion or constructive sale transaction or a straddle or U.S. Shareholders whose functional currency is not the U.S. dollar. This summary does not address all aspects of U.S. federal income taxes and does not address the effects of the Medicare contribution tax on net investment income or foreign, state, local or other tax considerations that may be relevant to Shareholders in light of their particular circumstances. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws. If a partnership holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Shares, you should consult your tax advisors.

The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Code, a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder’s allocable Share of the Fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a tender of Shares is treated as a “dividend” to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

Foreign Shareholders. Any payments (including constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

In addition, a Foreign Shareholder (other than an individual) may be subject to a 30% withholding tax under Chapter 4 of the Code, commonly referred to as “FATCA,” unless such Foreign Shareholder establishes an exemption from such withholding tax under FATCA, typically on IRS Form W-8BEN-E. If any amounts are withheld under FATCA, such amounts will be credited against any withholding due for U.S. federal income tax.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed IRS Form W-8BEN or W-8BEN-E, signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.

(2)    Not applicable.

(b)    Any Shares to be purchased from any affiliate, officer, or member of the Board of Trustees, of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

The Prospectus provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Trustees that the Fund purchase Shares from Shareholders quarterly, on each March 31, June 30, September 30, and December 31 each year.

The Fund previously offered to purchase Shares from Shareholders pursuant to written tenders, and set out below is a chart summarizing the effective dates of those offers, the aggregate amounts of Shares tendered in those offers, and the aggregate amounts of tendered Shares accepted by the Fund for purchase.

Effective Date of Offer	Maximum Amount Subject to the Offer	Amount Tendered	Amount Accepted
June 30, 2007	$66,603,586	$16,845,101	$16,845,101
September 30, 2007	$86,044,901	$27,149,299	$27,149,299
December 31, 2007	$110, 453,153	$15,037,943	$15,037,943
March 31, 2008	$131,713,920	$16,637,271	$16,637,271
June 30, 2008	$174,227,991	$35,196,936	$35,196,936
September 30, 2008	$200,470,154	$40,502,107	$40,502,107
December 31, 2008	$203,026,127	$129,088,520	$129,088,520
March 31, 2009	$158,061,051	$76,628,883	$76,628,883

June 30, 2009	$140,767,831	$50,870,890	$50,870,890
September 30, 2009	$136,495,070	$30,387,704	$30,387,704
December 31, 2009	$143,592,931	$46,882,127	$46,882,127
March 31, 2010	$144,284,106	$34,944,054	$34,944,054
June 30, 2010	$145,802,869	$42,313,588	$42,313,588
September 30, 2010	$151,374,049	$30,047,394	$30,047,394
December 31, 2010	$137,038,167	$87,288,905	$87,288,905
March 31, 2011	$129,787,617	$78,373,426	$78,373,426
June 30, 2011	$124,015,836	$71,462,620	$71,462,620
September 30, 2011	$118,178,436	$53,083,865	$53,083,865
December 31, 2011	$110,999,890	$39,198,177	$39,198,177
March 30, 2012	$102,346,328	$39,835,368	$39,835,368
June 29, 2012	$99,636,664	$41,698,424	$41,698,424
September 28, 2012	$96,116,547	$41,127,306	$41,127,306
December 31, 2012	$91,037,029	$41,502,708	$41,502,708
March 28, 2013	$87,320,501	$21,409,376	$21,409,376
June 28, 2013	$89,201,366	$20,647,951	$20,647,951
September 30, 2013	$89,447,842	$18,646,885	$18,646,885
December 31, 2013	$86,541,560	$22,942,740	$22,942,740
March 31, 2014	$86,573,838	$23,090,246	$23,090,246
June 30, 2014	$87,223,839	$22,537,314	$22,537,314
September 30, 2014	$84,515,428	$24,375,512	$24,375,512
December 31, 2014	$84,783,194	$12,738,764	$12,738,764
March 31, 2015	$84,250,082	$13,865,789	$13,865,789
June 30, 2015	$85,404,881	$13,072,485	$13,072,485
September 30, 2015	$86,267,182	$13,757,651	$13,757,651

December 31, 2015	$86,932,704	$10,172,557		$10,172,557
March 31, 2016	$84,661,001	$15,605,260		$15,605,260
June 30, 2016	$83,249,769	$14,067,274		$14,067,274
September 30, 2016	$80,246,115	$15,803,183		$15,803,183
December 31, 2016	$78,741,656	$37,769,565		$37,769,565
March 31, 2017	$74,208,740	$12,451,599		$12,451,599
June 30, 2017	$73,637,289	$23,159,287		$23,159,287
September 29, 2017	$71,512,393	$23,094,407		$23,094,407
December 29, 2017	$68,478,454	$12,757,310		$12,757,310
March 29, 2018	$68,246,614	$9,111,505		$9,111,505
June 29, 2018	$67,807,993	$14,998,535		$14,998,535
September 28, 2018	$65,839,632	$12,491,185		$12,491,185
December 31, 2018	$64,161,647	$19,689,054		$19,689,054
March 29, 2019	$60,740,465	$10,786,642		$10,786,642
June 28, 2019	$59,228,962	$22,260,021		$22,260,021
September 30, 2019	$57,029,880	$15,234,419		$15,234,419
December 31, 2019	$55,114,275	$24,170,180		$24,170,180
March 31, 2020	$50,807,367	$18,782,802	*	$18,782,802	*

*	This amount is an estimate. The net asset value as of March 31, 2020, of the Shares (and portions thereof) tendered pursuant to the offer is not yet available.

The Fund is not aware of any contract, arrangement, understanding, or relationship (whether or not legally enforceable) relating directly or indirectly to the Offer between (i) the Fund, the Adviser, the Board of Trustees, or any person controlling the Fund, the Adviser, or the Board of Trustees and (ii) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a)    As contemplated by, and in accordance with, the procedures set out in the Prospectus, the purpose of the Offer is to provide liquidity to Shareholders.

(b)    Shares tendered to the Fund in connection with this Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, in accordance with the Prospectus. Shares may be purchased as of the first day of each calendar month at the Fund’s then current net asset value per Share.

(c)    None of the Fund, the Adviser, and the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first day of each calendar month and from time to time in the discretion of the Adviser) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action which could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)    The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed 15% of the net assets of the Fund (unless the Fund elects to purchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; (iii) withdrawals of its capital from the investment funds in which the Fund invests; and (iv) possibly borrowings, as described in paragraph (d) below. The Fund will segregate, with its custodian, cash, liquid securities, or interests in investment funds which the Fund has requested to withdraw (or any combination of any of the foregoing items) equal to the value of the amount estimated to be paid under any Note as described above.

(b)    There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)    Not applicable.

(d)    None of the Fund, the Adviser, and the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. If the Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, State Street Bank and Trust Company, to serve as collateral for any amounts so borrowed, and, if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER

(a)    Morgan Stanley Alternative Investment Partners LP serves as the Fund’s Special Shareholder, and, as of the Prior NAV Calculation Date, it owned $173,947 of the value of the Shares, representing approximately 0.05% of the Fund’s net assets.

(b)    Other than the acceptance of subscriptions for Shares as of the Prior Two Admission Dates, there have been no transactions involving Shares effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

No persons have been directly or indirectly employed or retained, or are to be compensated, by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS

(a)    (1) Reference is made to the unaudited financial statements of the Fund for the period ended June 30, 2019, which were prepared by the Fund, furnished to Shareholders, and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on August 30, 2019. Such financial statements are incorporated herein by reference in their entirety.

(2)    The Fund is not required to, and does not, file quarterly unaudited financial statements under the 1934 Act.

(3)    Not applicable.

(4)    See (a)(1) above.

(b)    The Fund’s assets will be reduced by the amount of the tendered Shares purchased by the Fund pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM 11.	ADDITIONAL INFORMATION

(a)    (1) None.

(2)    None.

(3)    Not applicable.

(4)    Not applicable.

(5)    None.

(b)    None.

ITEM 12.	EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal

B.	Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND

By:	/s/ Noel Langlois
Name: Noel Langlois
Title: Chief Financial Officer and Treasurer

February 26, 2020

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to Offer to Purchase and Letter of Transmittal

B.	Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

Cover Letter to Offer to Purchase and Letter of Transmittal

Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

Alternative Investment Partners	One Tower Bridge
100 Front Street
West Conshohocken, PA 19428

If You Do Not Want to Sell Your Shares at This Time,

Please Disregard This Notice.

This Is Solely Notification of the Fund’s Tender Offer.

February 26, 2020

Dear Alternative Investment Partners Absolute Return Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Alternative Investment Partners Absolute Return Fund (the “Fund”). If you are not interested in tendering any of your shares in the Fund (“Shares”) for purchase by the Fund at this time, please disregard this notice and take no action.

The tender offer period will begin on February 26, 2020. While tenders of Shares may be withdrawn until 12:00 midnight, Eastern time, on April 6, 2020, tenders of Shares must be submitted no later than March 27, 2020. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender any of your Shares for purchase by the Fund during this tender offer period please complete and return the enclosed Letter of Transmittal by no later than March 27, 2020. If you do not wish to sell your Shares, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR SHARES AT THIS TIME.

All tenders of Shares must be received by the Fund, either by mail or by fax, in good order no later than March 27, 2020.

If we may be of further assistance, please contact us by calling one of our dedicated account representatives at (800) 421-7572, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time.

Sincerely,

Alternative Investment Partners Absolute Return Fund

1

Offer to Purchase

Exhibit B

Offer to Purchase

Alternative Investment Partners Absolute Return Fund

Regular Mail

P.O. Box 2175

Milwaukee, WI 53201-2175

Offer to Purchase Shares

Dated February 26, 2020

Letters of Transmittal Tendering Shares

Must Be Received by

Alternative Investment Partners Absolute Return Fund by

12:00 Midnight, Eastern Time, on March 27, 2020.

Withdrawal Rights Will Expire at

12:00 Midnight, Eastern Time, on April 6, 2020,

Unless the Offer is Extended

To the Shareholders of

Alternative Investment Partners Absolute Return Fund:

The table on the next page sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition
January 31, 2020	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value

January 1, 2020 & February 1, 2020	Prior Two Admission Dates	the last two dates before the Commencement Date as of which Shares of the Fund were sold

February 26, 2020	Commencement Date	the date as of which the Offer commenced

March 27, 2020	Initial Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund

March 27, 2020*	Notice Date	the later to occur of the Initial Notice Date and the latest date (if any) subsequently designated by the Fund, in any properly authorized extension of the Offer, by which Shareholders may tender their Shares (with respect to which extension Shareholders are properly notified by the Fund in writing in accordance with the terms set forth later in this document)

April 6, 2020	Initial Expiration Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request

April 6, 2020*	Expiration Date	the date as of which the Offer is no longer revocable, which will be the later to occur of the Initial Expiration Date and the latest date subsequently designated by the Fund in any properly authorized extension of the Offer

April 23, 2020	Acceptance Date	the date which is 40 business days after the Commencement Date

June 30, 2020*	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the last business day of the month immediately following the month in which the Expiration Date occurs

December 31, 2020*	Fiscal Year-End Date	the last day of the fiscal year during which the Valuation Date occurs

*

Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

Alternative Investment Partners Absolute Return Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase shares of the Fund (“Shares”) from shareholders of the Fund (“Shareholders”) for cash on the terms and conditions set out in this “Offer to Purchase” and the related “Letter of Transmittal,” which, together, constitute the “Offer.” (As used in this Offer, the term “Shares” will refer to shares of the Fund representing a beneficial interest of ownership in the Fund.) Specifically, the Fund is offering to purchase Shares, pursuant to tenders by Shareholders, in an amount up to 15% of the net assets of the Fund, calculated as of the Valuation Date, and each Share tendered for purchase will be purchased at a price equal to the net asset value per Share as of such Valuation Date. (Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding.) Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares until 12:00 midnight, Eastern time, on the Initial Expiration Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern time, on the latest applicable Expiration Date). If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the close of business on the last day of the month immediately following the month in which the Expiration Date occurs. This Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but this Offer is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Agreement and Declaration of Trust dated as of April 28, 2005 (as it may be amended, modified, or otherwise supplemented from time to time, the “Declaration of Trust”).

Shareholders should realize that the value of the Shares tendered in this Offer likely will change between the Prior NAV Calculation Date and the Valuation Date. Each Shareholder tendering Shares should also note that, with respect to the Shares tendered and accepted for purchase by the Fund, such Shareholder will remain a Shareholder in the Fund through the Valuation Date, as of which the net asset value of its Shares is calculated. Any tendering Shareholder wishing to obtain the estimated net asset value of its Shares should contact the Fund at P.O. Box 2175, Milwaukee, WI 53201-2175 or one of the Fund’s dedicated account representatives at (800) 421-7572, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time.

Shareholders desiring to tender Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Fund in the manner set out below.

Important

None of the Fund, Morgan Stanley AIP GP LP (in its capacity as the Fund’s investment adviser, the “Adviser”), and the Fund’s Board of Trustees (the “Board of Trustees”) makes any recommendation to any Shareholder as to whether to tender, or refrain from tendering, Shares. Each Shareholder must make its own decision whether to tender Shares and, if it chooses to do so, how many Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether any Shareholder should tender Shares pursuant to the Offer. No person has been authorized to give any information, or to make any representations, in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund at:

Alternative Investment Partners Absolute Return Fund

P.O. Box 2175

Milwaukee, WI 53201-2175

Phone: (800) 421-7572

Fax: (877) 839-1119

TABLE OF CONTENTS

1.	SUMMARY TERM SHEET	6

2.	BACKGROUND AND PURPOSE OF THE OFFER	8

3.	OFFER TO PURCHASE AND PRICE	11

4.	AMOUNT OF TENDER	11

5.	PROCEDURE FOR TENDERS	12

6.	WITHDRAWAL RIGHTS	12

7.	PURCHASES AND PAYMENT	13

8.	CERTAIN CONDITIONS OF THE OFFER	14

9.	CERTAIN INFORMATION ABOUT THE FUND	15

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES	15

11.	MISCELLANEOUS	17

1.	SUMMARY TERM SHEET.

This Summary Term Sheet highlights certain information concerning this Offer. For a full understanding of the Offer and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

•

The Fund (referred to as “we” or the “Fund” in this Summary Term Sheet) is offering to purchase Shares in an amount up to 15% of the net assets of the Fund. We will purchase each Share you tender for purchase at its net asset value (that is, (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of outstanding Shares of the Fund) calculated as of the Valuation Date. If you desire to tender Shares for purchase, you must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). You have the right to change your mind and withdraw any tenders of your Shares until 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, until 12:00 midnight, Eastern time, on the latest applicable Expiration Date). The net asset value of Shares will be calculated for this purpose as of the Valuation Date.

•

The Fund reserves the right to extend the Offer, adjusting as necessary the Notice Date, the Expiration Date, and the Valuation Date. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for its fiscal year ending on the Fiscal Year-End Date. The Fund expects that this audit will be completed no later than 60 days after the Fiscal Year-End Date, and the net asset value per Share calculated as of such Fiscal Year-End Date will be used to determine the final amount paid for tendered Shares.

•

You may tender some or all of your Shares. If you tender some or all of your Shares and we purchase those Shares, we will give you a non-interest bearing, non-transferable promissory note (the “Note”) entitling you to an amount, determined as of the Valuation Date, equal to the net asset value of the Shares tendered.

•

The Note will be mailed to you and will entitle you to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (the “Initial Payment”), which will be paid to you no later than 30 days after the Valuation Date or, if we have requested withdrawals of capital from any investment funds in order to fund the purchase of Shares, no later than 10 business days after we have received at least 90% of the aggregate amount withdrawn from such investment funds. If any of such investment funds have delayed or suspended the rights of their respective investors to redeem interests in such investment funds, the Fund may be forced to suspend or delay the Offer. Shareholders will be notified promptly of any such suspension or delay.

•

The Note will also entitle you to a contingent payment (the “Post-Audit Payment”) equal to the amount, if any, by which the net asset value of the Shares tendered and purchased as of the Valuation Date exceeds the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. See Section 7.

•

If we accept the tender of any of your Shares, we will pay you the proceeds from one or more of the following sources: cash on hand, withdrawals of capital from the investment funds in which the Fund invests, the proceeds of the sale of portfolio securities held by the Fund, or borrowings. See Section 7.

•

Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

•

Following this Summary Term Sheet is a formal notice of the Offer to Purchase your Shares. If you desire to tender Shares for purchase, you must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). You have the right to change your mind and withdraw any tenders of your Shares until 12:00 midnight Eastern time, on the Initial Expiration Date (or, if the Offer is extended, until 12:00 midnight, Eastern time, on any later Expiration Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or before the Acceptance Date, you will also have the right to withdraw the tender of your Shares after such date. See Section 6.

•

If you would like the Fund to purchase any of your Shares, you should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with our Offer, to the Fund at either of the following addresses:

Overnight Delivery:	Regular Mail:
Alternative Investment Partners Absolute Return Fund	Alternative Investment Partners Absolute Return Fund
235 West Galena Street	P.O. Box 2175
Milwaukee, WI 53212	Milwaukee, WI 53201-2175

or (ii) fax it to the Fund at (877) 839-1119, so that it is received before 12:00 midnight, Eastern time, on the Initial Notice Date. See Section 5. The value of your Shares may change between the Prior NAV Calculation Date and the Valuation Date. See Section 3.

•

As of the Prior NAV Calculation Date, the aggregate net asset value of the Fund was $348,993,723, and the net asset value of each Share of the Fund was $1,739.47. If you would like to obtain the estimated net asset value of your Shares, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact one of our dedicated account representatives at (800) 421-7572 or at the address listed on the cover page to this Offer to Purchase, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time. See Section 3.

2.	BACKGROUND AND PURPOSE OF THE OFFER.

As contemplated by, and in accordance with, the procedures set out in the Fund’s Prospectus dated May 13, 2019 (as it may be amended, modified, or otherwise supplemented from time to time, the “Prospectus”), the purpose of this Offer is to provide liquidity to Shareholders. The Prospectus which was provided to each Shareholder in advance of subscribing for Shares provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from time to time from Shareholders pursuant to written tenders. The Fund expects that the Board of Trustees will authorize the Fund to purchase Shares from Shareholders quarterly, on each March 31, June 30, September 30, and December 31 each year.

The Fund previously offered to purchase Shares from Shareholders pursuant to written tenders, and set out below is a chart summarizing the effective dates of those offers, the aggregate amounts of Shares tendered in those offers, and the aggregate amounts of tendered Shares accepted by the Fund for purchase.

Effective Date of Offer	Maximum Amount Subject to the Offer	Amount Tendered	Amount Accepted
June 30, 2007	$66,603,586	$16,845,101	$16,845,101
September 30, 2007	$86,044,901	$27,149,299	$27,149,299
December 31, 2007	$110, 453,153	$15,037,943	$15,037,943
March 31, 2008	$131,713,920	$16,637,271	$16,637,271
June 30, 2008	$174,227,991	$35,196,936	$35,196,936
September 30, 2008	$200,470,154	$40,502,107	$40,502,107
December 31, 2008	$203,026,127	$129,088,520	$129,088,520
March 31, 2009	$158,061,051	$76,628,883	$76,628,883
June 30, 2009	$140,767,831	$50,870,890	$50,870,890
September 30, 2009	$136,495,070	$30,387,704	$30,387,704
December 31, 2009	$143,592,931	$46,882,127	$46,882,127
March 31, 2010	$144,284,106	$34,944,054	$34,944,054
June 30, 2010	$145,802,869	$42,313,588	$42,313,588
September 30, 2010	$151,374,049	$30,047,394	$30,047,394
December 31, 2010	$137,038,167	$87,288,905	$87,288,905
March 31, 2011	$129,787,617	$78,373,426	$78,373,426
June 30, 2011	$124,015,836	$71,462,620	$71,462,620

September 30, 2011	$118,178,436	$53,083,865	$53,083,865
December 31, 2011	$110,999,890	$39,198,177	$39,198,177
March 30, 2012	$102,346,328	$39,835,368	$39,835,368
June 29, 2012	$99,636,664	$41,698,424	$41,698,424
September 28, 2012	$96,116,547	$41,127,306	$41,127,306
December 31, 2012	$91,037,029	$41,502,708	$41,502,708
March 28, 2013	$87,320,501	$21,409,376	$21,409,376
June 28, 2013	$89,201,366	$20,647,951	$20,647,951
September 30, 2013	$89,447,842	$18,646,885	$18,646,885
December 31, 2013	$86,541,560	$22,942,740	$22,942,740
March 31, 2014	$86,573,838	$23,090,246	$23,090,246
June 30, 2014	$87,223,839	$22,537,314	$22,537,314
September 30, 2014	$84,515,428	$24,375,512	$24,375,512
December 31, 2014	$84,783,194	$12,738,764	$12,738,764
March 31, 2015	$84,250,082	$13,865,789	$13,865,789
June 30, 2015	$85,404,881	$13,072,485	$13,072,485
September 30, 2015	$86,267,182	$13,757,651	$13,757,651
December 31, 2015	$86,932,704	$10,172,557	$10,172,557
March 31, 2016	$84,661,001	$15,605,260	$15,605,260
June 30, 2016	$83,249,769	$14,067,274	$14,067,274
September 30, 2016	$80,246,115	$15,803,183	$15,803,183
December 31, 2016	$78,741,656	$37,769,565	$37,769,565
March 31, 2017	$74,208,740	$12,451,599	$12,451,599
June 30, 2017	$73,637,289	$23,159,287	$23,159,287
September 29, 2017	$71,512,393	$23,094,407	$23,094,407
December 29, 2017	$68,478,454	$12,757,310	$12,757,310

March 29, 2018	$68,246,614	$9,111,505		$9,111,505
June 29, 2018	$67,807,993	$14,998,535		$14,998,535
September 28, 2018	$65,839,632	$12,491,185		$12,491,185
December 31, 2018	$64,161,647	$19,689,054		$19,689,054
March 29, 2019	$60,740,465	$10,786,642		$10,786,642
June 28, 2019	$59,228,962	$22,260,021		$22,260,021
September 30, 2019	$57,029,880	$15,234,419		$15,234,419
December 31, 2019	$55,114,275	$24,170,180		$24,170,180
March 31, 2020	$50,807,367	$18,782,802	*	$18,782,802	*

*	This amount is an estimate. The net asset value as of March 31, 2020 of the Shares (and portions thereof) tendered pursuant to the offer is not yet available.

Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Adviser, the Board of Trustees has determined to cause the Fund to make this Offer, after consideration of various matters, including without limitation those set out in the Prospectus and the recommendations of the Adviser. The Adviser intends to recommend to the Board of Trustees that the Fund offer to purchase Shares on a quarterly basis each year, but the Board of Trustees may determine not to accept such recommendations from time to time.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for any Shares purchased pursuant to this Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.

Shares tendered to the Fund in connection with this Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, in accordance with the Prospectus. Shares may be purchased as of the first day of each calendar month at the Fund’s then current net asset value per Share.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased. You should also realize that the Offer is set to expire on the Initial Expiration Date (or, if the Offer is extended, the latest applicable Expiration Date) and that, if you desire to tender Shares for purchase, you must do so by the Initial Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). With respect to the Shares you are tendering which are accepted for purchase by the Fund, you remain a Shareholder of the Fund through the Valuation Date, when the net asset value of your Shares is calculated.

3.	OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms, and subject to the conditions, of the Offer, purchase an amount of Shares up to 15% of the Fund’s net assets, tendered by Shareholders, by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date), and not withdrawn (as provided in Section 6 below) before 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date). The Fund reserves the right to extend, amend, or cancel the Offer as described in Sections 4 and 8 below. The value of each Share tendered for purchase will be the net asset value per Share as of the Valuation Date, payable as set out in Section 7. The determination of the net asset value per Share as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements.

4.	AMOUNT OF TENDER.

Subject to the limitations set out below, Shareholders may tender some or all of their Shares. Each Shareholder tendering less than all of its Shares should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. (This right of the Fund to repurchase Shares compulsorily maybe a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund). The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to 15% of the Fund’s net assets (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms, and subject to the conditions, of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer or to postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Shares in excess of 15% of the Fund’s net assets are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date pursuant to Section 6 below, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934 (the “1934 Act”); (b) extend the Offer, if necessary, and increase the amount of Shares which the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; and (c) accept Shares tendered before the Notice

Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended, or canceled in various other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by the Initial Notice Date (or, if the Offer is extended, by the latest applicable Notice Date) a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 12:00 midnight, Eastern time, on Initial Notice Date (or, if the Offer is extended, no later than 12:00 midnight, Eastern time, on the latest applicable Notice Date).

The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election, and complete risk, of the Shareholder tendering Shares, which may include without limitation the failure of the Fund to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt), and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser, or the Board of Trustees will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	WITHDRAWAL RIGHTS.

The Prospectus provides that a tender of Shares may be withdrawn by a Shareholder at any time before 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the 1934 Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date. To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of tendered Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and purchase such Shares. As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the net asset value thereof as of the Valuation Date. The value of the Fund’s net assets is determined as of the close of the Fund’s business at the end of each month in accordance with procedures as may be determined from time to time in accordance with the valuation policies and procedures adopted by the Board of Trustees. The Fund will not pay interest on the purchase amount.

With respect to each Shareholder tendering Shares which are accepted for purchase, payment of the purchase amount will consist of a Note. The Note will entitle the Shareholder to receive the Initial Payment in an amount equal to at least 90% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date. Payment of this amount will be made no later than 30 days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to fund the purchase of Shares, no later than 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such investment funds. The Note will also entitle a Shareholder to receive the Post-Audit Payment, i.e., a contingent payment equal to the amount, if any, by which the net asset value of the Shares tendered and accepted for purchase by the Fund (determined as of the Valuation Date and based on the audited financial statements of the Fund for its fiscal year ending on the Fiscal Year-End Date) exceeds the Initial Payment. The Post-Audit Payment will be payable (in the manner set out below) promptly after completion of the audit of the financial statements of the Fund for its fiscal year. It is anticipated that the audit of the Fund’s financial statements will be completed no later than 60 days after the Fiscal Year-End Date.

The Note pursuant to which a tendering Shareholder will receive the Initial Payment and Post-Audit Payment (each a “Cash Payment”) will be mailed directly to the tendering Shareholder. Any Cash Payment due pursuant to the Note will be made by wire transfer.

The Fund will make payment for Shares it purchases pursuant to the Offer from one or more of the following sources: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; (c) withdrawals of capital from the investment funds in which the Fund invests; and (d) possibly borrowings. Upon its acceptance of tendered Shares for purchase, the Fund will segregate, with its custodian, and maintain daily on its books a segregated account consisting of cash, liquid securities, or interests in the investment funds which the Fund has requested to withdraw (or any combination of any of the foregoing items) equal to the value of the unpaid amount estimated to be paid under the Note, as described above. None of the Fund, the Adviser, or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Shares, subject to compliance with applicable law, through borrowings. If the Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, State Street Bank and Trust Company, to serve as collateral for any amounts so borrowed, and, if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by new and existing Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from the proceeds of the sale of securities held by the Fund.

8.	CERTAIN CONDITIONS OF THE OFFER.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. In the event that the Fund so elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined as of the close of business on the last day of the month following the month in which the Offer expires. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in the following paragraph, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer, or postpone the acceptance of tenders made pursuant to the Offer, if: (a) the Fund would not be able to liquidate portfolio securities in an orderly manner consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities, or suspension of payment by banks in the United States or New York State, which is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities, or other international or national calamity directly or indirectly involving the United States which is material to the Fund (although the Fund acknowledges the military actions involving the United States in Iraq, Afghanistan, and the surrounding regions and has determined, as of the date hereof, that such actions are not material to the Fund), (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund most recently calculated as of the Commencement Date, or (vii) other event or condition which would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer.

9.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified, management investment company. It was organized as a Delaware statutory trust on May 12, 2005. Subscriptions for Shares of the Fund were first accepted for investment as of July 1, 2006. The Fund’s principal office is located at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust.

None of the Fund, the Adviser, or the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first day of each calendar month and from time to time in the discretion of the Adviser) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund, including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the amount offered for the purchase of Shares pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action which could impede the acquisition of control of the Fund.

Other than the acceptance of subscriptions for Shares as of the Prior Two Admission Dates, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, or any person controlling the Fund or the Adviser.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) pronouncements and judicial decisions, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretation, possibly with retroactive effect. Except where noted, this summary addresses Shareholders whose Shares are held as capital assets within the meaning of the Code and does not deal with special situations, including, without limitation, those of dealers in securities or commodities, traders in securities that elect to mark their holdings to market, financial institutions, tax-exempt organizations, insurance companies, U.S. expatriates, persons liable for the alternative minimum tax, persons holding Shares as a part of a hedging, conversion or constructive sale transaction or a straddle or U.S. Shareholders whose functional currency is not the U.S. dollar. This summary does not address all aspects of U.S. federal income taxes and does not address the effects of the Medicare contribution tax on net investment income or foreign, state, local or other tax considerations that may be relevant to Shareholders in light of their particular circumstances. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws. If a partnership holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Shares, you should consult your tax advisors.

The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Code, a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder’s allocable Share of the Fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a tender of Shares is treated as a “dividend” to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

Foreign Shareholders. Any payments (including any constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

In addition, a Foreign Shareholder (other than an individual) may be subject to a 30% withholding tax under Chapter 4 of the Code, commonly referred to as “FATCA,” unless such Foreign Shareholder establishes an exemption from such withholding tax under FATCA, typically on IRS Form W-8BEN-E. If any amounts are withheld under FATCA, such amounts will be credited against any withholding due for U.S. federal income tax.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed Form IRS W-8BEN or W-8BEN-E, signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.

11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer, or tenders pursuant thereto, would not be in compliance with the laws of such jurisdiction. The Fund reserves the right, however, to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided that the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

Reference is made to the unaudited financial statements of the Fund for the period ended June 30, 2019, which were prepared by the Fund, furnished to Shareholders, and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on August 30, 2019. Such financial statements are incorporated herein by reference in their entirety.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to this Offer. A free copy of such statement may be obtained by contacting the Fund at the address and telephone number set out on the first page of the Letter of Transmittal or from the Securities and Exchange Commission’s internet website, http://www.sec.gov.

Form of Letter of Transmittal

Exhibit C

Letter of Transmittal

Regarding Shares in

Alternative Investment Partners Absolute Return Fund

Tendered Pursuant to the Offer to Purchase

Dated February 26, 2020

This Letter of Transmittal Must Be

Received by Alternative Investment Partners Absolute Return Fund

by March 27, 2020.

The Offer and Withdrawal Rights Will Expire

at 12:00 Midnight, Eastern time, on

April 6, 2020, Unless the Offer Is Extended.

Complete this Letter of Transmittal, and Return or Deliver to

Alternative Investment Partners Absolute Return Fund:

Overnight Delivery:	Regular Mail:
235 West Galena Street	P.O. Box 2175
Milwaukee, WI 53212	Milwaukee, WI 53201-2175

For additional information:

Phone: (800) 421-7572

Fax: (877) 839-1119

Ladies and Gentlemen:

The undersigned hereby tenders to Alternative Investment Partners Absolute Return Fund, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the “Fund”), the shares of beneficial interest in the Fund (the “Shares”) held by the undersigned, described and specified below, on the terms and conditions set out in the offer to purchase, dated February 26, 2020 (the “Offer to Purchase”), receipt of which is hereby acknowledged, and in this Letter of Transmittal. The Offer to Purchase and this Letter of Transmittal are subject to all the terms and conditions set out in the Offer to Purchase, including without limitation the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

The undersigned hereby sells to the Fund the Shares tendered pursuant to this Letter of Transmittal. The undersigned warrants that it has full authority to sell the Shares tendered hereby and that the Fund will acquire good title to the Shares, free and clear of all liens, charges, encumbrances, conditional sales agreements, or other obligations relating to this sale, and not subject to any adverse claim, when, and to the extent that, the Shares are purchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer to Purchase.

The undersigned recognizes that, under certain circumstances set out in the Offer to Purchase, the Fund may not be required to purchase the Shares tendered hereby.

A non-interest bearing, non-transferable promissory note for the value of the purchased Shares will be mailed to the undersigned. The initial payment of the purchase amount for the Shares tendered by the undersigned will be made by wire transfer of funds.

The promissory note will also reflect the “Post-Audit Payment” portion of the purchase amount, if any, as described in Section 7 of the Offer to Purchase. Any Post-Audit Payment of cash due pursuant to the promissory note will also be made by wire transfer of funds. The undersigned recognizes that the amount of the initial payment of the purchase amount for Shares will be based on the unaudited net asset value of the Fund as of June 30, 2020, subject to an extension of the offer as described in Section 8 of the Offer to Purchase.

The Post-Audit Payment portion of the purchase amount, if any, will be determined upon completion of the audit of the Fund’s financial statements, which is anticipated to occur no later than 60 days after December 31, 2020, the Fund’s fiscal year-end. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit.

All authority conferred, or agreed to be conferred, in this Letter of Transmittal will survive the death or incapacity of the undersigned, and the obligation of the undersigned hereunder will be binding on the heirs, personal representatives, successors, and assigns of the undersigned. Except as stated in Section 6 of the Offer to Purchase, this tender is irrevocable.

PLEASE FAX OR MAIL THE LETTER OF TRANSMITTAL TO: Alternative Investment Partners Absolute Return Fund, P.O. Box 2175, Milwaukee, WI 53201-2175. FOR ADDITIONAL INFORMATION, you may call the Fund at (800) 421-7572 or send a fax to the Fund at (877) 839-1119.

PART 1.	NAME, ADDRESS, AND OTHER CONTACT INFORMATION:

Name of Shareholder:

Social Security No.
or Taxpayer
Identification No.:

Telephone Number:

Account Number:

PART 2.	AMOUNT OF SHARES OF BENEFICIAL INTEREST OF OWNERSHIP BEING TENDERED:

☐ All of the undersigned’s Shares.

☐ That amount of the undersigned’s Shares having the following dollar value:

$

Note: Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

☐ That amount of the undersigned’s Shares whose value is in excess of the minimum initial investment applicable for the Fund.

PART 3.	PROMISSORY NOTE:

The promissory note reflecting both the initial payment and the Post-Audit Payment portion of the purchase amount, as applicable, will be mailed directly to the undersigned at the address of the undersigned as maintained in the books and records of the Fund.

PLEASE BE SURE TO COMPLETE BOTH SIDES OF THIS FORM.

PART 4.      SIGNATURE(S):

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:	FOR OTHER INVESTORS:

Signature	Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON APPLICATION FORM UPON PURCHASE OF SHARES)

Print Name of Investor	Signature
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON APPLICATION FORM UPON PURCHASE OF SHARES)

Joint Tenant Signature if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON APPLICATION FORM UPON PURCHASE OF SHARES)	Print Name of Signatory and Title

Print Name of Joint Tenant	Co-Signatory if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON APPLICATION FORM UPON PURCHASE OF SHARES)

Print Name and Title of Co-Signatory

Date:

Form of Notice of Withdrawal of Tender

Exhibit D

Notice of Withdrawal of Tender

Regarding Shares in

Alternative Investment Partners Absolute Return Fund

Tendered Pursuant to the Offer to Purchase

Dated February 26, 2020

The Offer and Withdrawal Rights Will Expire at,

and This Notice of Withdrawal Must Be Received by

Alternative Investment Partners Absolute Return Fund by,

12:00 Midnight, Eastern Time, on April 6, 2020,

Unless the Offer Is Extended.

Complete this form only if you would like to rescind your previous Tender Request.

Complete this Notice of Withdrawal and Return or Deliver to

Alternative Investment Partners Absolute Return Fund:

Overnight Delivery:	Regular Mail:
235 West Galena Street	P.O. Box 2175
Milwaukee, WI 53212	Milwaukee, WI 53201-2175

For additional information:

Phone: (800) 421-7572

Fax: (877) 839-1119

Complete this form only if you would like to rescind your previous tender request.

Ladies and Gentlemen:

The undersigned previously tendered all or some of its shares in Alternative Investment Partners Absolute Return Fund (the “Fund”) for purchase by the Fund by submitting a Letter of Transmittal Regarding Shares in the Fund Dated February 26, 2020 (the “Letter of Transmittal”).

Such tender was in the amount of:

☐	All of the undersigned’s shares.

☐	That amount of the undersigned’s shares having the following dollar value:

$        .

☐	That amount of the undersigned’s shares whose value is in excess of the required minimum initial investment applicable for the Fund.

As indicated immediately below, the undersigned hereby wishes to withdraw its tender of shares in the Fund such that:

☐	NONE of the undersigned’s shares will be purchased by the Fund.

☐	SOME of the undersigned’s shares will be purchased by the Fund and the dollar value of those shares still to be purchased by the Fund is:

$        .

*     NOTE: This option may be used only to decrease the dollar value of the shares to be purchased by the Fund. If an increase in the dollar value of the shares to be purchased by the Fund is indicated on this form, the Fund shall consider this form null and void and shall process the undersigned’s initial tender request as set forth in its previously submitted Letter of Transmittal.

The undersigned recognizes that, upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, all or some of the undersigned’s shares in the Fund (as indicated above) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

Account Number:

PLEASE BE SURE TO COMPLETE BOTH SIDES OF THIS FORM.

SIGNATURE(S):

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:	FOR OTHER INVESTORS:

Signature	Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON APPLICATION FORM UPON PURCHASE OF SHARES)
Print Name of Investor	Signature
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON APPLICATION FORM UPON PURCHASE OF SHARES)
Joint Tenant Signature if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON APPLICATION FORM UPON PURCHASE OF SHARES)	Print Name of Signatory and Title
Print Name of Joint Tenant	Co-signatory if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON APPLICATION FORM UPON PURCHASE OF SHARES)
Print Name and Title of Co-Signatory
Date:

Form of Letter from the Fund to Shareholders

in Connection with the Acceptance of Offers to Tender

Exhibit E

Form of Letter from the Fund to Shareholders in

Connection with Acceptance of Offers of Tender

Alternative Investment Partners	One Tower Bridge
100 Front Street
West Conshohocken, PA 19428

April 23, 2020

Dear Shareholder:

Alternative Investment Partners Absolute Return Fund (the “Fund”) has received your tender of all or some, as the case may be, of your shares of beneficial interest in the Fund (the “Shares”). The Fund accepts your tender in its entirety, subject to the following sentence. In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on February 26, 2020 (the “Offer”) exceeds the maximum number of Shares which may be purchased by the Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of June 30, 2020) (the “Maximum Purchasable”), the Fund will proportionately reduce the amount of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be purchased by the Fund, and the Fund accepts your tender as so proportionately reduced.

In respect of the Fund’s purchase of all or some, as the case may be, of your Shares, as described above, you have been issued a non-interest bearing, non-transferable promissory note (the “Note”). The Note entitles you to receive an initial payment in an amount equal to at least 90% of the purchase value of your purchased Shares based on the unaudited net asset value of the Fund as of June 30, 2020, in accordance with the terms of the Offer. In the event that you have tendered only some (but not all) of your Shares, your account with the Fund must retain at least the applicable required minimum balance (in accordance with the terms of the Offer). Provided that your account does retain, at the least, this required minimum balance, cash in the amount of the initial payment due under the Note will be wire-transferred no later than July 30, 2020, unless the valuation date of the Shares in the Fund has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it invests.

The terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you after the completion of the Fund’s fiscal year-end audit for the fiscal year ending December 31, 2020 and is subject to fiscal year-end audit adjustment. This amount will be paid promptly after the completion of the Fund’s next annual audit, according to the terms of the tender offer. We expect this audit to be completed no later than 60 days after December 31, 2020.

E-1

You remain a Shareholder of the Fund with respect to any of Shares which the Fund is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to contact one of our dedicated account representatives at (800) 421-7572, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time.

Sincerely,

Alternative Investment Partners
Absolute Return Fund

Enclosure

E-2